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                          March 28, 2024

       Chong Chan Teo
       Chief Executive Officer
       Treasure Global Inc
       276 5th Avenue, Suite 704 #739
       New York, New York 10001

                                                        Re: Treasure Global Inc
                                                            Registration
Statement on Form S-3
                                                            Filed March 22,
2024
                                                            File No. 333-278171

       Dear Chong Chan Teo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jeffrey Wofford